UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

TABLEAU SOFTWARE, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

87336U105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87336U105	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Christian Chabot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,987,348 shares (1)
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 4,987,348 shares (1)
	8	SHARED DISPOSITIVE POWER Not applicable.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,987,348 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents holdings at December 31, 2017, including 4,344,000 shares of Class B Common Stock, 639,812 shares of Class B Common Stock issuable upon the exercise of outstanding and fully vested options, and 3,536 shares of Class A Common Stock issuable pursuant to fully vested and held restricted stock units. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder, or automatically upon any transfer, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(2)	Based on 65,969,499 shares of Class A Common Stock outstanding on December 31, 2017, and assuming (i) the exercise of vested options to acquire shares of Class B Common Stock, (ii) the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and (iii) the issuance of Class A Common Stock pursuant to vested restricted stock units.

SCHEDULE 13G

Item 1(a). Name of Issuer: Tableau Software, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: 1621 North 34th Street, Seattle, WA 98103

Item 2(a). Name of Person Filing: Christian Chabot

Item 2(b). Address or Principal Business Office, or, if None, Residence:

The address and principal business office of the Reporting Person is:

c/o Tableau Software, Inc.

1621 North 34th Street

Seattle, WA 98103

Item 2(c). Citizenship: Mr. Chabot is a United States citizen.

Item 2(d). Title of Class of Securities: Class A Common Stock.

Item 2(e). CUSIP Number: 87336U105

Item 3. If this statement is filed pursuant to Rule §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment advisor in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §§240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §§240.13d-1(b)(1)(ii)(I), please specify the type of institution. Not applicable.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,987,348 shares (1)

(b)	Percent of class: 7.0% (3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,987,348 shares (1)

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 4,987,348 shares (1)

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

(3)    Based on 65,969,499 shares of Class A Common Stock outstanding on December 31, 2017, and assuming (i) the exercise of vested options to acquire shares of Class B Common Stock, (ii) the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and (iii) the issuance of Class A Common Stock pursuant to vested restricted stock units. Assuming conversion of all of the Issuer’s Class B Common Stock outstanding on December 31, 2017 into Class A Common Stock, the Reporting Person listed in Item 4 would beneifically hold 6.1% of the total outstanding shares of the Issuer. This percentage is based on the combined total of 80,462,345 outstanding shares as of December 31, 2017, which represents 65,969,499 shares of Class A Common Stock and 14,492,846 shares of Class B Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or the Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

By:	/s/ Christian Chabot
Christian Chabot